UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 578,161,586*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 578,161,586*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 578,161,586*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.2%**
14	Type of Reporting Person
CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 36,452
		8	Shared Voting Power 581,775,032*
		9	Sole Dispositive Power 36,452
		10	Shared Dispositive Power 581,775,032*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 581,811,484*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.6%**
14	Type of Reporting Person
CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 3,613,446*
		8	Shared Voting Power 0
		9	Sole Dispositive Power 3,613,446*
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%**
14	Type of Reporting Person
PN

*	Partners Value Investments LP has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.
**	Based on a total of 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 40,048,497*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 40,048,497*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,048,497*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%**
14	Type of Reporting Person
CO

*	This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 8,058,617*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 8,058,617*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,058,617*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%**
14	Type of Reporting Person
OO

*	This amount includes 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 53,702,050*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 53,702,050*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 7,331,926*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,331,926*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%**
14	Type of Reporting Person
CO

*	This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 60,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 60,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,781,724*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,781,724*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 51,419,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,419,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.6%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS IV L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,319,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,319,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH NEW HLP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,715,912*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,715,912*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,715,912*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.1%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 18,715,912 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 50,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,387,345*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,387,345*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 71,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.1%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%**
14	Type of Reporting Person PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY (2013) CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 720,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 720,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person CO

*	Based on a total of 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ENGLAND AND WALES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 75,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 75,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%*
14	Type of Reporting Person PN

*	Based on a total of 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,713,516
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,713,516

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,713,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%*
14	Type of Reporting Person CO

*	Based on a total of 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD US HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 69,250,545*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 69,250,545*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.1%*
14	Type of Reporting Person CO

*	This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH NEW SUBCO LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,277,877
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,277,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,277,877
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%*
14	Type of Reporting Person PN

*	Based on a total of 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,436,699
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,436,699

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,436,699
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%*
14	Type of Reporting Person PN

*	Based on a total of 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,376,929
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,376,929

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,376,929
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%*
14	Type of Reporting Person PN

*	Based on a total of 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,546,709
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,546,709

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,546,709
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%*
14	Type of Reporting Person PN

*	Based on a total of 432,825,572 limited partnership units of the Issuer issued and outstanding as of September 30, 2020.

EXPLANATORY NOTE

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) is being filed to report the acquisition by Brookfield Asset Management Inc. (“BAM”) and its affiliates of an aggregate of 12,555,755 limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Issuer” or “BPY”) in accordance with the terms of the Equity Commitment Agreement, dated July 2, 2020 (the “Equity Commitment”), between BAM, the Issuer and Brookfield Property L.P. (“Property LP”).

Information reported and defined terms used in the original Schedule 13D, as amended (this “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 13. This Amendment No. 13 also reflects the addition of Brookfield BPGUSH New Subco LP and Brookfield Property Group LLC as Reporting Persons.

2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and supplemented as follows:

Brookfield Property Group LLC, a Delaware limited liability company (“BPG LLC”) and BPGUSH New Subco LP, an Ontario limited partnership (“BPGUSH Subco”) are each added as Reporting Persons to this Schedule 13D. The general partner of BPGUSH Subco is BPG Holdings Group (US) GP Inc.

The principal business of each of BPG LLC and BPGUSH Subco is to serve as a holding entity.

Schedule I hereto sets forth a list of all the directors and executive officers (to be included as Scheduled Persons), and their respective principal occupations, addresses, and citizenships, of BPG LLC.

3. Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the following information:

From September 15, 2020 until September 28, 2020, the Issuer took up and purchased for cancellation in open market transactions on the Toronto Stock Exchange and the Nasdaq Stock Market an aggregate of 9,949,466 Units at average prices ranging from $10.88 to $11.83 per Unit in accordance terms of the Issuer’s previously announced normal course issuer bid (“NCIB”). During the same period, Brookfield Property REIT Inc. (“BPYU”), a subsidiary of the Issuer, took up and purchased for cancellation in open market transactions on the Nasdaq Stock Market an aggregate of 2,606,289 shares of Class A Stock of BPYU (“BPYU Shares”) at average prices ranging from $11.02 to $12.01 per share. Following the take up of the aforementioned Units and BPYU Shares, on September 30, 2020, the Issuer issued 5,022,302 Units to BPG LLC, 6,277,877 Units to BPGUSH Subco, and 1,255,576 Units to K SIB LP for aggregate consideration of approximately $142.6 million (average of $11.36 per Unit), each in accordance with the terms of the Equity Commitment. The source of funds used by BPG LLC, BPGUSH Subco and K SIB LP to purchase these Units was working capital of BPG LLC, BPGUSH Subco and K SIB LP, respectively.

4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to include the information set forth in Item 3 above and Item 6 below.

5. Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As of September 30, 2020, Partners Value Investments LP (“PVI LP”), which has sole voting and dispositive power through its 100% owned subsidiary Partners Value Investments Inc., may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 0.8% of the issued and outstanding Units. BAM may be deemed to be the beneficial owner of 123,760,254 Units and Partners Limited (“Partners”) may be deemed to be the beneficial owner of 127,410,152 Units (including the Units directly owned by Partners and beneficially owned by BAM and PVI LP), and such Units constitute approximately 28.6% % and 29.4%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 5,425,145 Units beneficially owned by BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), 720,064 Units beneficially owned by BPY (2013) Corp., 75,000 Units beneficially owned by Brookfield Global Property Advisor Limited, 44,218,276 Units beneficially owned by Brookfield US Holdings Inc. (“BUSHI”), 22,713,516 Units beneficially owned by BPGH Sub Inc. (“BPGH Sub”), 13,947,737 Units owned by Brookfield Property Group Holdings Sub LP (“Sub LP”), 6,436,699 Units owned by Brookfield Real Estate Partners (A) SIB L.P. (“A SIB LP”), 13,376,929 Units owned by Brookfield Real Estate Partners (Q) SIB L.P. (“Q SIB LP”), 4,291,133 Units owned by Brookfield Real Estate Partners (K) SIB Holdings L.P. (“K SIB LP”), 5,022,302 Units owned by BPG LLC and 6,277,877 Units owned by BPGUSH Subco. BAM also holds, through BPG LLC, 3,036,315 shares of BPYU Class A Stock. Holders of BPYU Class A Stock have the right to exchange each share of BPYU Class A Stock for one Unit, or the cash equivalent of one Unit, at the election of BPY. The BPYU Class A Stock owned by BPG LLC represent approximately 0.7% of the Units assuming that all of the shares of BPYU Class A Stock held by BPG LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation.

In addition, BAM holds, through BPY I L.P., BPY II L.P., BPGHG(US), BPGH Sub, BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P., BPGUSH L.P. (Ontario), BUSHI, Sub LP and BPGH New HLP Holdings LP, an aggregate of 451,365,017 redemption-exchange units of Property LP. Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 51.1% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism.

Assuming that (i) all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, and (ii) all of the shares of BPYU Class A Stock held by BPG LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation, as of September 30, 2020, BAM may be deemed to be the beneficial owner of 578,161,586 Units and Partners may be deemed to be the beneficial owner of 581,811,484 Units, and such Units would constitute approximately 65.2% and 65.6%, respectively, of the issued and outstanding Units.

PVI LP, which has sole voting and dispositive power through its 100% owned subsidiary Partners Value Investments Inc., may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units directly held by Partners and Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

On May 13, 2020, BAM Voting Trust (the “Trust”) entered into an agreement with Partners to purchase all of BAM’s issued and outstanding Class B Limited Voting Shares (the “BAM Class B Shares”). Closing of this transaction is subject to customary consents and regulatory approvals being obtained, following which the BAM Class B Shares will be transferred from Partners to the Trust. Upon completion of this transaction, Partners will cease to be deemed a beneficial owner of the Units beneficially owned by BAM.

(c) Other than the transactions described in this Amendment No. 13 and this Schedule 13D, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to include the information set forth in Item 3 above and the following:

As of September 30, 2020, the amount remaining under the Equity Commitment is approximately $343.5 million.

7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit 11. Joint Filing Agreement, dated as of October 5, 2020

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Leslie Yuen
Name: Leslie Yuen
Title: Director of Finance

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGH NEW HLP HOLDINGS LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH NEW SUBCO LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
Name: Philippa Elder
Title: Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Vice President and Secretary

BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (A) SIB GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (Q) SIB GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (K) GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Polina Kushelev
Name: Polina Kushelev
Title: Vice President

SCHEDULE I

Brookfield Property Group LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Director and Chief Executive Officer	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of BAM	Canada

Bryan Davis, Director and Chief Financial Officer	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of BAM	Canada

Brett Fox, Director and Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of BAM	U.S.A.